

December 10, 2012

Mr. Brandon O'Brien

Re: Employment Agreement

Dear Brandon:

This letter agreement sets forth the terms of your employment with ZAGG Inc, a Nevada corporation ("ZAGG" or the "Company"), as well as our understanding with respect to any termination of that employment relationship. Effective on the date set forth above (the "Effective Date"), this letter agreement supersedes in their entirety all prior agreements, if any, regarding your employment by the Company or any of its affiliates.

1.   Position and Duties. You will be employed by the Company as the Chief Financial Officer (CFO). In such position, you will have the duties and authority at a level consistent with the duties and authority set forth on Exhibit A. You accept employment with the Company on the terms and conditions set forth in this Agreement, and you agree to devote your full business time, energy and skill to your duties. You shall report directly to the Company's Chief Executive Officer, Randall L. Hales.

2.   Term of Employment. Your employment at the Company shall begin on December 12, 2012. Thereafter, your employment shall remain "at-will" and either you or the Company may terminate your employment at any time, with or without cause, subject to the provisions of Paragraphs 4, 5 and 6 below.

3.   Compensation. You will be compensated for your services to the Company as follows:

(a)   Base Salary: Commencing on December 10, 2012, your annual base salary ("Base Salary") is Four Hundred Thousand Dollars ($400,000) payable bi-weekly in accordance with the Company's normal payroll practices. The Compensation Committee of the Board (the "Compensation Committee") shall review your Base Salary and other compensation at least annually and shall modify such amounts, as the Compensation Committee deems appropriate in the sole discretion of the Compensation Committee.

(b)   Restricted Stock Award: As of the Effective Date, you will be granted the fair market equivalent of Three-Hundred Seventy Six Thousand and Five Hundred and Fifty Two Dollars ($376,552) in shares of the Company's restricted common stock as valued on the

Effective Date of this Agreement. Pursuant to the Company's 2007 Equity Incentive Plan, all shares granted pursuant to this paragraph shall vest twelve (12) months after the date of grant, all as more fully described in the Restricted Stock Award Agreement dated December 10, 2012 between you and the Company, or under any successor agreement or plan.

        (c)   Incentive Bonus: As determined by the Compensation Committee, you will be eligible to receive an annual bonus in an amount not to exceed One Hundred and Twenty Thousand Dollars ($120,000) under the ZAGG Management Performance Bonus Plan. Your bonus under this plan will be based upon the Company's achievement of various financial goals established and approved by the Board or the Compensation Committee. However, nothing in this Agreement shall guaranty that you will receive an annual bonus or that any bonus awarded will be for a particular amount. Any bonus for a fiscal year will be paid within 90 days after the close of that fiscal year. The Company reserves the right to amend, change or cancel the bonus plan at its sole discretion.

        (d)   Benefits: You will have the right, on the same basis as other employees of the Company, to participate in and to receive benefits under any applicable medical, disability or other group insurance plans, as well as under the Company's business expense reimbursement and other policies. You will accrue paid vacation in accordance with the Company's vacation policy. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

        4.   Voluntary Termination. In the event that you voluntarily resign from your employment with the Company without Good Reason, as defined in Paragraph 5, or in the event that your employment terminates as a result of your death or Disability (as defined below), you will be entitled to no compensation or benefits from the Company other than those earned under Paragraph 3 through the date of your termination. You agree that if you voluntarily terminate your employment with the Company without Good Reason, you will provide the Company with 30 days' written notice of your resignation. The Company may, in its sole discretion, elect to waive all or any part of such notice period and accept your resignation at an earlier date.

        5.   Other Termination. Your employment may be terminated under the circumstances set forth below.

        (a)   Termination for Cause: If your employment is terminated by the Company for cause as defined below, you shall be entitled to no compensation or benefits from the Company other than those earned under Paragraph 3 through the date of your termination for cause.

        For purposes of this Agreement, a termination "for cause" occurs if you are terminated for any of the following reasons: (i) theft, dishonesty or falsification of any employment or Company records; (ii) improper disclosure of the Company's confidential or proprietary information resulting in damage to the Company; (iii) any action by you which has a material detrimental effect on the Company's reputation or business; (iv) your failure or inability to perform any assigned duties after written notice from the Company to you of, and a reasonable opportunity to cure, such failure or inability; (v) your conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs your ability to perform your duties under this Agreement or (vi) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation. For purposes of this paragraph only, "Company" shall mean ZAGG and its direct and indirect subsidiaries.

(b)   Termination Without Cause: As indicated above, your employment by the Company is "at will". If a Separation (as defined below) occurs because your employment is terminated by the Company without cause (and not as a result of your death or Disability), and if you sign a general release of known and unknown claims in form satisfactory to the Company, you will receive severance payments equal to your current compensation, less applicable withholding, for 12 months after the date of the Separation. Your current compensation shall mean the sum of your base salary plus your current annual targeted bonus amount. Severance payments representing base salary will be made periodically in accordance with the Company's normal payroll schedule, and the severance payment representing the annual targeted bonus amount will be made in one lump sum at the end of the twelve-month severance period, less applicable withholding. The Company will deliver the form of release to you within 30 days after your Separation. You must execute and return the release within the period set forth in the prescribed form. The salary continuation payments will commence within 30 days after you return the release. During the twelve-month severance period, the Company will pay the premiums to continue your group health insurance coverage under COBRA if you are eligible for COBRA and have elected continuation coverage under the applicable rules. However, the Company's COBRA obligations shall immediately cease to the extent you become eligible for benefits from a subsequent employer.

(c)   Definition of Separation. For purposes of this Agreement, "Separation" means a "separation from service," as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this Agreement, "Disability" means (i) your inability, by reason of physical or mental illness or other cause, to perform your duties hereunder on a full-time basis for a period of 90 days in any one year period, or (ii) in the discretion of the Board, as such term is defined in any disability insurance policy in effect at the Company during the time in question.

(d)   Commencement of Payments. For purposes of Section 409A of the Code, each salary continuation payment under Paragraph 5 or 6(b) above is hereby designated as a separate payment. If the Company determines that you are a "specified employee" under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) the salary continuation payments under Paragraph 5 or 6(b) above, to the extent that they are subject to Section 409A of the Code, will commence during the seventh month after your Separation and (ii) the installments that otherwise would have been paid during the first six months after your Separation will be paid in a lump sum when the salary continuation payments commence.

6.   <u>Confidential and Proprietary Information</u>. As a condition of your employment, you have signed the ZAGG Non-Disclosure and Non-Competition Agreement, governing non-competition, employee confidentiality, and assignment of inventions agreement.

7.   <u>Severability</u>. If any provision of this Agreement is deemed invalid, illegal or unenforceable, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected.

8.   <u>Assignment</u>. In view of the personal nature of the services to be performed under this Agreement by you, you cannot assign or transfer any of your obligations under this Agreement.

9.   <u>Entire Agreement</u>. This Agreement and the agreements referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and the Company regarding your employment, whether written or oral.

10.   <u>Modification</u>. This Agreement may only be modified or amended by a supplemental written agreement signed by you and an authorized representative of the Company.

Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this Agreement.

[Signatures to Follow]

ZAGG Inc



By: _____

Title: __CEO_____

EMPLOYEE:



_____
Brandon O'Brien

<u>EXHIBIT A</u>

Duties and Authority:

- Chief Financial Officer
- Such other duties and responsibilities as may be determined from time to time by the Chief Executive Officer.